Mail Stop 4561

June 13, 2007

Thomas F. Jasper
Chief Financial Officer
TCF Financial Corporation
200 Lake Street East
Mail Code EX0-03-A
Wayzata, MN 55391

   **Re:**  **TCF Financial Corporation**
     **Form 10-K for Fiscal Year Ended December 31, 2006**
     **Filed February 27, 2007**
     **File No. 001-10253**

Dear Mr. Jasper:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,


        Paul Cline
        Senior Accountant